UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Pacific Health Care Organization, Inc.
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

69439P209
(CUSIP Number)

December 31, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
CUSIP No. 69439P209

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).
Donald P. Balzano

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
United States of America
Number of	5.	Sole Voting Power
Shares		54,915(1)(2)
Beneficially	6.	Shared Voting Power
Owned by		-0-
Each	7.	Sole Dispositive Power
Reporting		54,165(2)
Person	8.	Shared Dispositive Power
With:		-0-(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
54,915

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)
6.9%

12.	Type of Reporting Person (See Instructions)
IN

(1)  The percentage reported in this Schedule 13G/A-1 is based upon 794,072 shares of Common Stock outstanding as of November 10, 2015 according to the Quarterly Report on Form 10-Q filed by the Issuer on November 12, 2015.
(2)  See response to Item 4(a) of this Schedule 13G/A-1.

Item 1(a).  Name of Issuer

Pacific Health Care Organization, Inc.

Item 1(b).  Address of Issuer’s Principal Executive Officers

1201 Dove Street, Suite 300
Newport Beach, California 92660

Item 2(a).  Name of Person Filing

Donald P. Balzano

Item 2(b).  Address of Principal Business Office, or if none, Residence

1201 Dove Street, Suite 300
Newport Beach, California 92660

Item 2(c).  Citizenship

United States of America

Item 2(d).  Title of Class of Securities

Common Stock

Item 2(e).  CUSIP Number

69439P209

Item 3.  If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐ Insurance company defined in Section 3(a)(19) of the Exchange Act.

(d)	☐ Investment company registered under Section 8 of the Investment Company Act.

(e)	☐ Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐ Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐ Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐ Savings association as defined with Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐ Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K), If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________

Item 4.  Ownership

(a)	Amount beneficially owned:

As of the close of business on January 29, 2016 Mr. Balzano owned 54,915 shares of Common Stock.  Of those shares, 54,165 are owned by Mr. Balzano.  On December 31, 2015, the Issuer awarded a restricted stock grant of 750 shares Issuer Common Stock to Mr. Balzano for services rendered to the Issuer.  The shares are subject to a one-year vesting period except in the event a person or entity other than the Issuer or a shareholder of the Issuer as of November 18, 2005 acquires 25% or more of the outstanding Common Stock of the Issuer without approval of the Issuer’s board of directors, in which case, the restricted stock grant would vest immediately.  While Mr. Balzano is entitled to vote the shares and participate in cash dividends during the restricted period between the date of grant and vesting, Mr. Balzano is not entitled to sell, transfer, assign, pledge or otherwise dispose of or encumber the shares until they vest.  The shares will be deemed outstanding, but will be held in escrow by the Issuer until they vest.  Should Mr. Balzano cease to provide services as a consultant to the Issuer prior to vesting, the shares will be forfeited back to the Issuer.

(b)	Percent of class:

As of the close of business on January 29, 2016 Mr. Balzano owned 6.9% of the outstanding shares of Common Stock.  The percentage is based upon 794,072 shares of Common Stock outstanding according to the Quarterly Report on Form 10-Q filed by the Issuer on November 12, 2015.

(c)	Number of shares to which the person has:

(i)	Sole power to vote or direct the vote of Common Stock:

54,915(3)

(ii)	Shared power to vote or direct the vote of Common Stock:

-0-(3)

(iii)	Sole power to dispose or to direct the power disposition of Common Stock:

54,165(3)

(iv)	Shared power to dispose or to direct the power disposition of Common Stock:

-0-(3)

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reporting on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9.  Notice of Dissolution of Group

Not applicable.

(3)  See response to Item 4(a) of this Schedule 13G/A-1.

Item 10.  Certification

By signing below each of the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 2016	By:
Donald P. Balzano